[redacted]

SEC 08031976 SION

ANNUAL AUDITED REPORT FORM X-17A-5 (A) PART III

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SEC FILE NUMBER
8-52285

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1-1-07 (MM/DD/YY) AND ENDING 12-31-07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Ledgewood Capital Management LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

92 Portsmouth Avenue
(No. and Street)

Exeter (City) N.H. (State) 03833 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Ivan Greenstein (1-603)773-0025
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Robert W. Taylor & Co.
(Name – *if individual, state last, first, middle name*)

160 Broadway-Room 800 Fromt (Address) New York (City) NY (State) 10038

PROCESSED
JUN 0 6 2008
THOMSON REUTERS

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC Mail Processing Section
MAY 27 2008
Washington, DC

OATH OR AFFIRMATION

I, Robert Wolchuck, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Ledgewood Capital Management LLC (A Limited Liability Company), as of December 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Robert Wolchuch
Signature

Partner
Title

LAWRENCE E. SARKOZY, Notary Public
My Commission Expires March 23, 2010

Notary Public

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- x o Statement of Cash Flow

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ROBERT W. TAYLOR
CERTIFIED PUBLIC ACCOUNTANT

LEDGEWOOD CAPITAL MANAGEMENT LLC
(A LIMITED LIABILITY COMPANY)
STATEMENT OF CASH FLOW
FOR ONE YEAR ENDED DECEMBER 31, 2007

Cash Balance at Beginning of Period:		
January 1, 2007		S 12,241.87
Add:		
From Operations:		
Net Loss as reported	$(25,167.30)	
Add:		
Increase in Deferred expense	(287.88)	
	(25,455.18)	
From Financial matters:		
Add:		
Decrease in Due from Clearance	(15,299.05)	
Less:		
Capital Contribution-RW	24,884.93	
Increase in Accounts Payable	96.32	(15,772.98)
Less:		
From non-cash activity:		
Increase in Security Deposit	3,580.00	
Decrease in Prepaid Expense	120.00	
Decrease in Accrued Expense	2,591.13	
Increase in Loans and Exchanges	3,443.63	9,734.76
Cash Balance at End of Period - December 31, 2007		$ 6,038.22

END